Exhibit 99.7

SECTION

/02/

SANDSTORM GOLD LTD.

cONDeNSeD cONSOLiDATeD iNTeRiM FiNANciAL STATeMeNTS

cONDeNSeD cONSOLiDATeD iNTeRiM STATeMeNTS OF FiNANciAL POSiTiON	FINANCIAL POSITION

Expressed in U.S. dollars ($000s)/unaudited

	Note	June 30, 2012	December 31, 2011
ASSETS
Current
Cash		$25,089	$13,073
Inventory		534	—
Loan receivable		4,000	—
Trade receivables and other		110	50
		$29,733	$13,123
Non-current
Mineral interests and royalties	5	143,574	128,982
Investments	6	3,175	8,362
Deferred financing costs	7	752	—
Deferred income tax assets	9	—	1,343
Other		812	982
Total assets		$178,046	$152,792

LIABILITIES
Current
Trade and other payables		$577	$834
Mineral interest payable	5	4,000	—
		$4,577	$834
Non-Current
Deferred income tax liability	9	187	—

EQUITY
Share capital	8	$138,941	$125,466
Reserves	8	18,801	20,435
Retained earnings		15,441	5,742
Accumulated other comprehensive income		99	315
		$173,282	$151,958
Total liabilities and equity		$178,046	$152,792

Contractual obligations (Note 12)

ON BeHALF OF THe BOARD:

“Nolan  Watson”,  Director

“David DeWitt”,  Director

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

cONDeNSeD cONSOLiDATeD iNTeRiM STATeMeNTS OF cOMPReHeNSiVe iNcOMe	COMPREHENSIVE INCOME

Expressed in U.S. dollars ($000s)/unaudited

		3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	Note	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Sales		$14,954	$5,582	$28,418	$9,250

Cost of sales, excluding depletion		2,762	1,607	5,255	2,706
Depletion		4,308	1,171	7,985	1,785
Total cost of sales		$7,070	$2,778	$13,240	$4,491

Gross profit		$7,884	$2,804	$15,178	$4,759

Expenses and other (income)
Administration expenses	10	1,300	901	2,548	1,880
Project evaluation		334	3	448	32
Foreign exchange loss		82	12	108	12
Other expenses		353	—	414	5
Income from deferral of production guarantee	13	—	(774)	—	(774)
Income from operations		$5,815	$2,662	$11,660	$3,604

Income before taxes		$5,815	$2,662	$11,660	$3,604

Income tax expense	9	532	401	1,961	385
Net income for the period		$5,283	$2,261	$9,699	$3,219

Other comprehensive income (loss)
Unrealized loss on investments - common shares held, net of tax	6	(319)	—	(216)	—
Total comprehensive income for the period		$4,964	$2,261	$9,483	$3,219

Basic earnings per share		$0.07	$0.04	$0.14	$0.05
Diluted earnings per share		$0.06	$0.03	$0.11	$0.04

Weighted average number of common shares outstanding
Basic	8(f)	68,814,660	63,960,033	69,148,399	63,787,291
Diluted	8(f)	82,606,962	75,257,162	84,520,862	72,662,150

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS Expressed in U.S. dollars ($000s) / unaudited	CASH FLOWS

		3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
Cash flow from (used in):	Note	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Operating activities
Net income for the period		$5,283	$2,261	$9,699	$3,219
Items not affecting cash:
• Depletion and depreciation		4,398	1,171	8,159	1,785
• Deferred income tax expense	9	532	401	1,961	385
• Share-based payment	8	451	492	929	1,020
• Loss on fair value adjustment of investments	6	194	—	128	—
• Unrealized foreign exchange loss (gain)		81	(8)	87	(12)
Changes in non-cash working capital	11	319	(1,672)	(441)	(2,137)
		$11,258	$2,645	$20,522	$4,260
Investing activities
Acquisition of mineral interests and royalties		(18,853)	(787)	(18,853)	(27,937)
Acquisition of investments	6	(213)	—	(2,224)	—
Disposal of investments	6	1,323	—	6,686	—
Loan issuance		(4,000)	—	(4,000)	—
Acquisition of other assets		—	9	—	(255)
		$(21,743)	$(778)	$(18,391)	$(28,192)
Financing activities
Proceeds on exercise of warrants, options, and compensation warrants		1,472	1,315	10,865	1,315
Share issue costs		—	(4)	—	28
Deferred financing costs	7	—	—	(893)	—
		$1,472	$1,311	$9,972	$1,343
Effect of exchange rate changes on cash		$(70)	$8	$(87)	$6
Net (decrease) increase in cash		(9,083)	3,186	12,016	(22,583)
Cash – beginning of the period		34,172	2,764	13,073	28,533
Cash – end of the period		$25,089	$5,950	$25,089	$5,950

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY Expressed in U.S. dollars ($000s) / unaudited	CHANGES IN EQUITY

		Share Capital		Reserves				Accumulated
					Share		Retained	Other Comprehensive
				Share	Purchase	Compensation	Earnings	Income
	Note	Number	Amount	Options	Warrants	Warrants	(Deficit)	(loss)	Total
At January 1, 2011		63,612,629	$117,199	$1,051	$17,378	$2,045	$(6,747)	$—	$130,926
Compensation warrants exercised		580,251	1,249	—	555	(846)	—	—	958
Share issue cost (net of tax)	8 (b)	—	21	—	—	—	—	—	21
Options exercised		22,000	70	(16)	—	—	—	—	54
Share based payment	8 (b)	—	—	1,020	—	—	—	—	1,020
Warrants exercised		101,000	370	—	(68)	—	—	—	302
Total comprehensive income		—	—	—	—	—	3,219	—	3,219
At June 30, 2011		64,315,880	$118,909	$2,055	$17,865	$1,199	$(3,528)	$—	$136,500

At January 1, 2011		63,612,629	$117,199	$1,051	$17,378	$2,045	$(6,747)	$—	$130,926
Compensation warrants exercised		1,157,405	2,492	—	1,105	(1,687)	—	—	1,910
Options exercised		22,000	70	(17)	—	—	—	—	53
Share based payment		—	—	1,599	—	—	—	—	1,599
Share issue costs (net of tax)	8 (b)	—	21	—	—	—	—	—	21
Warrants exercised		1,547,980	5,684	—	(1,039)	—	—	—	4,645
Total comprehensive income		—	—	—	—	—	12,489	315	12,804
At December 31, 2011		66,340,014	125,466	2,633	17,444	358	5,742	315	151,958
Compensation warrants exercised		245,510	528	—	—	—	—	—	528
Options exercised	8 (b)	260,000	725	(150)	—	—	—	—	575
Share based payment		—	—	929	—	—	—	—	929
Share issue costs		—	49	—	—	—	—	—	49
Warrants exercised	8 (c)	3,294,247	12,173	—	(2,055)	(358)	—	—	9,760
Total comprehensive income	6	—	—	—	—	—	9,699	(216)	9,483
At June 30, 2012		70,139,771	138,941	3,412	15,389	—	15,441	99	173,282

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

June 30, 2012 / Expressed in U.S. dollars / unaudited

1.       Nature Of Operations

Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007 under the name Sandstorm Resources Ltd. effective February 17, 2011, the Company changed its name to Sandstorm Gold Ltd. Sandstorm Gold Ltd. and its subsidiary entities (“Sandstorm” or the “Company”) is a resource based company that seeks to acquire gold streams (“Gold Streams”) from companies that have advanced stage development projects or operating mines. In return for making a one-time upfront payment to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine.

The head office, principal address and registered office of the Company are located at Suite  1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These condensed consolidated interim financial statements were authorized for issue by the board of directors of the Company on July 25, 2012.

2.     Basis Of Presentation

A. STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in and should be read in conjunction with the Company’s December 31, 2011 consolidated financial statements.

B. BASIS OF PRESENTATION

These condensed consolidated interim annual financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value.

The condensed consolidated interim financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

3.     Future Changes In Accounting Policies

The IASB issued a number of new and revised accounting standards which are effective for annual periods beginning on or after December 1, 2013, with early adoption permitted. These standards include the following:

•     IFRS 10, Consolidated Financial Statements;

•     IFRS 11, Joint Arrangements;

•     IFRS 12, Disclosure of Interests in Other Entities;

•     IFRS 13, Fair Value Measurement;

•     Amended IAS 27, Separate Financial Statements; and

•     Amended IAS 28, Investments in Associates and Joint Ventures.

In June 2011, the IASB also issued amended IAS 1, Presentation of Financial Statements, which is effective for annual periods beginning on or after July 1, 2012.

These new and revised accounting standards have not yet been adopted by Sandstorm, and the Company has not yet completed the process of assessing the impact that they will have on its financial statements, or whether to early adopt any of the new requirements.

4.       Financial Instruments

CAPITAL RISK MANAGEMENT

The Company’s objective of capital management is to ensure that it will be able to continue as a going concern and identify, evaluate, and acquire Commodity and Energy streams. The capital of the Company consists of shareholders’ equity. The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the Revolving Loan (note 7). The Company is in compliance with the debt covenants described in note 7.

5.       Mineral Interests and Royalties

A. CARRYING AMOUNT

As of June 30, 2012

	Cost			Accumulated Depletion
In $000s	Opening	Additions	Ending	Opening	Depletion	Inventory Depletion Adjustment	Ending	Carrying Amount
Aurizona, Brazil	$19,977	$—	$19,977	$1,328	$705	$—	$2,033	$17,944
Bachelor Lake, Canada	20,845	—	20,845	—	41	32	73	20,772
Black Fox, Canada	56,524	—	56,524	2,614	2,658	273	5,545	50,979
Bracemac-McLeod, Canada	32	5,000	5,032	—	—	—	—	5,032
Coringa and Cuiú Cuiú, Brazil	—	7,838	7,838	—	—	—	—	7,838
Ming, Canada	20,068	—	20,068	—	2,766	—	2,766	17,302
Mt. Hamilton, U.S.A	—	10,044	10,044	—	—	—	—	10,044
Santa Elena, Mexico	13,342	—	13,342	1,473	1,529	—	3,002	10,340
Summit, U.S.A.	4,063	—	4,063	454	286	—	740	3,323
Total	$134,851	$22,882	$157,733	$5,869	$7,985	$305	$14,159	$143,574

As of and for the year ended December 31, 2011:

	Cost			Accumulated Depletion			Carrying
In $000s	Opening	Additions	Ending	Opening	Depletion	Ending	Amount
Aurizona, Brazil	$19,977	$—	$19,977	$296	$1,032	$1,328	$18,649
Bachelor Lake, Canada	—	20,845	20,845	—	—	—	20,845
Black Fox, Canada	56,470	54	56,524	—	2,614	2,614	53,910
Bracemac-McLeod, Canada	—	32	32	—	—	—	32
Ming, Canada	7,062	13,006	20,068	—	—	—	20,068
Santa Elena, Mexico	13,342	—	13,342	42	1,431	1,473	11,869
Summit, U.S.A.	4,063	—	4,063	7	447	454	3,609
Total	$100,914	$33,937	$134,851	$345	$5,524	$5,869	$128,982

B. DEPLETABLE VS. NON-DEPLETABLE BALANCES

The value allocated to reserves is classified as depletable and is depleted on a units-delivered basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

As of June 30, 2012

In $000s	Depletable	Non-depletable	Total
Aurizona	$14,990	$2,954	$17,944
Bachelor Lake	19,385	1,387	20,772
Black Fox	47,915	3,064	50,979
Bracemac-McLeod	—	5,032	5,032
Coringa and Cuiú Cuiú	7,838	—	7,838
Ming	17,302	—	17,302
Mt. Hamilton	10,044	—	10,044
Santa Elena	8,116	2,224	10,340
Summit	3,030	293	3,323
Total	$128,620	$14,954	$143,574

As of December 31, 2011

In $000s	Depletable	Non-depletable	Total
Aurizona	$15,695	$2,954	$18,649
Bachelor Lake	19,457	1,387	20,844
Black Fox	50,526	3,385	53,911
Bracemac-McLeod	32	—	32
Ming	13,389	6,679	20,068
Santa Elena	9,640	2,229	11,869
Summit	3,317	292	3,609
Total	$112,056	$16,926	$128,982

C. SUMMARY OF GOLD STREAMS

AURIZONA MINE >  The Company has a Gold Stream to purchase 17% of the life of mine gold produced from Luna Gold Corp.’s open-pit Aurizona mine, located in Brazil (the “Aurizona Mine”) for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold.

BACHELOR LAKE MINE >  The Company has a Gold Stream with Metanor Resources Inc. (“Metanor”) to purchase 20% of the life of mine gold produced from Metanor’s Bachelor Lake gold mine located in Quebec, Canada (“Bachelor Lake Mine”) for an upfront payment of $20.0 million plus ongoing per ounce payments equal to the lesser of $500 and the then prevailing market price per ounce of gold. Metanor has provided a guarantee that Sandstorm will receive a minimum of $20.0 million in pre-tax cash flow over the next 4.5 years.

BLACK FOX MINE >  The Company has a Gold Stream to purchase 12% of the life of mine gold produced from Brigus Gold Corp.’s (“Brigus”) open pit and underground Black Fox mine, located in Canada (the “Black Fox Mine”) and 10% of the life of mine gold produced from Brigus’ Black Fox extension, which includes a portion of Brigus’ Pike River concessions for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold. Brigus has the option until January 1, 2013 to repurchase 50% of the Brigus Gold Stream by making a $36.6 million payment to the Company, upon receipt of which, the percentage of gold the Company is entitled to purchase will decrease to 6% for the Black Fox Mine and 4.5% for the Black Fox extension.

BRACEMAC-MCLEOD MINE >  The Company has a Gold Stream with Donner Metals Ltd. (“Donner”) via a back-to-back agreement with Sandstorm Metals & Energy Ltd. (“Sandstorm Metals & Energy”) to purchase 17.5% of the life of mine gold and gold equivalent of silver (“Gold Equivalent”) produced from the Bracemac-McLeod Property located in Quebec, Canada which is operated by Xstrata Canada Corporation (“the Bracemac-McLeod Mine”). Donner is the owner of a 35% joint venture interest in the Bracemac-McLeod Mine.

For consideration, the Company made an upfront payment of $5.0 million during the three months ended June 30, 2012 and will continue to make ongoing per ounce payments equal to the lesser of $350 and the then prevailing market price of gold. Donner has provided a guarantee, via a back-to-back agreement with Sandstorm Metals & Energy, that the Company will receive a minimum of $5.0 million in pre-tax cash flows between 2013 and 2016 from the Bracemac-McLeod Gold Stream.

Donner has the option until July 13, 2013 to repurchase 50% of the Bracemac-McLeod Gold Stream by making a $3.5 million payment to the Company, upon receipt of which, the percentage of gold and Gold Equivalent the Company is entitled to purchase will decrease to 8.75%.

CORINGA AND CUIÚ CUIÚ PROJECT >   On May 11, 2012 the Company acquired a 2.5% net smelter returns royalty (“NSR”) from Magellan Minerals Ltd (“Magellan”) on the Coringa gold project (“Coringa”) and a 1.0% NSR on the Cuiú Cuiú gold project (“Cuiú Cuiú”) both of which are located in Para state, Brazil. For consideration, Sandstorm made an upfront payment of $7.5 million and subscribed for one million shares of Magellan at a price of $0.50 per share. As part of the agreement, Magellan has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing at Coringa and Cuiú Cuiú.

MING MINE >  The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining plc’s (“Rambler”) Ming mine, located in Canada (the “Ming Mine”). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally.

MT. HAMILTON PROJECT >  The Company has a 2.4% NSR on the Mt. Hamilton gold project. The Mt. Hamilton gold project is located in White Pine County, Nevada, U.S.A. and is held by Mt. Hamilton LLC (“MH-LLC”) which is 80% owned by Solitario Exploration & Royalty Corp. and 20% owned by Ely Gold & Minerals Inc. For consideration, the Company made an initial upfront payment of $6.0 million during the three months ended June 30, 2012 and will make a further upfront payment of $4.0 million on January 15, 2013.

If MH-LLC enters into a gold stream agreement with Sandstorm that has an upfront deposit of no less than US$30 million, MH-LLC will have the option, for a period of 30 months, to repurchase up to 100% of the NSR for US$12 million. In addition, MH-LLC has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing for the Mt. Hamilton project

SANTA ELENA MINE >  The Company has a Gold Stream to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.’s open pit Santa Elena mine, located in Mexico (the “Santa Elena Mine”) for a per ounce cash payment equal to the lesser of $350 and the then prevailing market price of gold.

SUMMIT MINE >  The Company has a Gold Stream to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the life of mine gold produced thereafter, from Santa Fe Gold Corporation’s Summit mine, located in the U.S.A. (the “Summit Mine”) for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold. The Company is currently in discussions with Santa Fe regarding the deferral of amounts due by Santa Fe to the Company.

6.     Investments

	Opening Balance		Change in Fair
In $000s	January 1, 2012	Additions	Value	Disposals	Carrying Amount
Common shares held	$7,923	$2,224	$(598)	$(6,686)	$2,863
Warrants held	439	—	(127)	—	312
	$8,362	$2,224	$(725)	$(6,686)	$3,175

The fair value of the investments is calculated as the quoted market price of the share or warrant multiplied by the quantity of the shares or warrants held by the Company. During the three and six months ended June 30, 2012, the Company acquired common shares for total consideration of $0.2 million and $2.2 million, respectively (2011 - $nil). During the three and six months ended June 30, 2012 the Company realized proceeds on disposition of investments of $1.3 million and $6.7 million, respectively (2011 - $nil). The tax impact of the changes in investments during the period was $o.8 million (2011 - $nil).

7.  Deferred Financing Costs

On January 12, 2012, the Company entered into a $50.0 million revolving term loan (the “Revolving Loan”). The Revolving Loan has a term of three years, which is extendable by mutual consent of The Bank of Nova Scotia and the Company. The Revolving Loan can be drawn down at any time to finance acquisitions, investments or for general corporate purposes. Amounts drawn incur interest at LIBOR plus 3.00% to 4.25% per annum dependent upon the Company’s leverage ratio. Undrawn amounts are subject to a standby fee of 0.75% to 1.05% per annum, dependent on the Company’s leverage ratio.

Under the credit agreement, the Company is required to maintain an interest coverage ratio greater than or equal to 4.00:1, a leverage ratio less than or equal to 2.50:1, and a tangible net worth greater than the aggregate of $100.0 million and 50% of positive Net

Income for each fiscal quarter after September 30, 2011. The Revolving Loan is secured against the Company’s assets, including the Company’s gold interests and investments. As of June 30, 2012, the Company was in compliance with these covenants.

As at June 30, 2012 the Company had not drawn down on its credit facility and therefore, the full $50.0 million remains available for future acquisitions.

Deferred financing costs are capitalized and amortized on a straight-line basis over the life of the debt instrument as presented below:

In $000s	Cost	Accumulated Amortization	Carrying Amount
Debt issuance costs	$893	$141	$752

The company did not have any deferred financing costs as at December 31, 2011.

8.              Share Capital and Reserves

A. SHARES ISSUED

The Company is authorized to issue an unlimited number of common shares without par value.

On May 9, 2012, the Company completed its five for one consolidation (the “Consolidation”) of the Company’s common shares.  The 349,658,858 common shares issued and outstanding prior to the Consolidation have been consolidated to approximately 69,931,771 common shares.  The Company’s outstanding stock options were adjusted on the same basis with proportionate adjustments being made to the stock option exercise prices.

The Company’s listed warrants were not consolidated. Following the Consolidation, each five (5) listed warrants of SSL.WT (expiring on April 23, 2014) will entitle the holder to purchase one post-Consolidation common share at the adjusted total exercise price of US$3.00. Each five (5) listed warrants of SSL.WT.A (expiring on October 19, 2015) will entitle the holder to purchase one post-Consolidation common share at the adjusted total exercise price of US$5.00.

All comparative period information has been adjusted to reflect this Consolidation.

B. STOCK OPTIONS

The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant stock options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the board of directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan provides for the issuance of up to 10% of the Company’s issued common shares as at the date of the grant.

A summary of the Company’s options and the changes for the period are as follows:

		Weighted average
	Number of Options	exercise price (C$)
Options outstanding at December 31, 2010	2,664,000	2.85
Granted	1,238,000	6.30
Exercised	(22,000)	2.35
Forfeited	(10,000)	3.40
Options outstanding at December 31, 2011	3,870,000	3.95

Exercised	(260,000)	2.15
Options outstanding at June 30, 2012	3,610,000	4.08

A summary of the Company’s options as of June 30, 2012 are as follows:

Number outstanding	Exercisable	Price per Share (C$)	Expiry Date
650,000	650,000	$2.25	June 16, 2014
140,000	140,000	$2.20	July 6, 2014
200,000	200,000	$2.18	July 28, 2014
20,000	20,000	$3.35	May 19, 2015
1,362,000	1,362,000	$3.40	November 26, 2015
91,000	—	$6.30	August 25, 2016
1,147,000	—	$6.35	November 25, 2016
3,610,000	2,372,000

The weighted-average share price at date of exercise for the three and six months ended June 30, 2012 was C$8.81 and C$8.93, respectively (C$5.36 — three and six months ended June 30, 2011)

A summary of share-based payment recognized is as follows:

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
In $000s	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Employees	$(451)	$(389)	$(929)	$(874)
Non-employees	—	(103)	—	(146)
	$(451)	$(492)	$(929)	$(1,020)

C. SHARE PURCHASE WARRANTS

A summary of the Company’s warrants and the changes for the period are as follows:

	Number of warrants on a	Shares to be issued upon
	pre-consolidated basis	exercise of the warrants
Warrants outstanding at January 1, 2011	119,036,211	23,807,242
Issued upon exercise of Compensation Warrants	2,893,511	578,702
Exercised	(7,739,900)	(1,547,980)
Warrants outstanding at December 31, 2011	114,189,822	22,837,964

Exercised	(15,857,462)	3,171,492
Warrants outstanding at June 30, 2012	98,332,360	19,666,472

A summary of the Company’s warrants as of June 30, 2012 are as follows:

	Pre-consolidated	Shares to be issued
Number of warrants on a	exercise price per	upon exercise of the	Consolidated exercise
pre-consolidated basis	warrant	warrants	price per share	Expiry Date
78,643,672	$0.60	15,728,734	$3.00	April 23, 2014
19,688,688	$1.00	3,937,738	$5.00	October 19, 2015
98,332,360		19,666,472

D. COMPENSATION WARRANTS

Each Compensation Warrant entitles the holder to acquire one unit comprised of one common share of the Company and one-half of a share purchase warrant. Each Compensation Warrant has an exercise price of $0.33 and each five full share purchase warrants issued upon exercise of the Compensation Warrants will entitle the holder to purchase one common share at an adjusted exercise price of $3.00 until April 23, 2014.

A summary of the Company’s Compensation Warrants and the changes for the period are as follows:

Number of Compensation Warrants
Compensation Warrants outstanding at December 31, 2011	1,227,550
Exercised	(1,227,550)
Compensation Warrants outstanding at June 30, 2012	—

E. RESTRICTED SHARE PLAN

On April 4, 2011, the Company adopted a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights to eligible employees, officers, directors and consultants at an expiry date to be determined by the board of directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan provides for the issuance of up to 4,000,000 restricted share rights outstanding at a given time. As of June 30, 2012 and December 31, 2011, no restricted share rights had been granted by the Company under the Restricted Share Plan.

F. DILUTED EARNINGS PER SHARE

Diluted earnings per share is calculated based on the following:

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
In $000s	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Net income	$5,283	$2,261	$9,699	$3,219

Basic weighted average number of shares	68,814,660	63,960,033	69,148,399	63,787,291
Effect of dilutive securities
• Compensation warrants - shares	61,247	821,460	104,398	870,522
• Compensation warrants - warrants	41,603	162,107	71,901	119,772
• Stock options	1,997,313	1,196,562	2,737,250	970,336
• Warrants	11,692,139	9,117,000	12,458,914	6,914,229
Diluted weighted average number of common shares	82,606,962	75,257,162	84,520,863	72,662,150

The following lists the stock options and share purchase warrants excluded from the computation of diluted weighted average number of common shares as they were anti-dilutive:

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Warrants	—	—	—	19,692,025

9.              Income Taxes

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes. These differences result from the following items:

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
In $000s	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Income before income taxes	$5,815	$2,662	$11,660	$3,604
Canadian federal and provincial income tax rates	25.0%	26.5%	25.0%	26.5%
Income tax expense based on the above rates	1,454	705	2,915	955
Increase (decrease) due to:
• Permanent differences	—	168	—	255
• Non-deductible expenses	115	—	236	—
• Difference between statutory and foreign tax rates	(972)	(610)	(1,907)	(963)
• Other	(65)	138	717	138
Deferred tax expense	$532	$401	$1,961	$385

The components of deferred income taxes are as follows:

	6 Months Ended	Year ended
In $000s	June 30, 2012	December 31, 2011
Deferred Income Tax Assets
• Non-capital losses	837	1,260
• Share issue costs	1,873	1,811
• Long term investments in shares and warrants	337	—
Deferred income tax assets	$3,047	$3,071

Deferred Income Tax Liabilities
• Mineral Interest	3,234	1,579
• Long term investments in shares and warrants	—	149
Deferred income tax liabilities	3,234	1,728
Deferred income tax (liability) asset, net	$(187)	$1,343

The Company has deductible temporary differences, unused tax losses, and unused tax credits expiring as follows:

In $000s	Location	Amount	Expiration
Non-capital loss carry-forwards	Canada	$7,745	2029-2032
Non-capital loss carry-forwards	Barbados	$1,287	2018-2021

10. Administration Expenses

The administration expenses for the Company are as follows:

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
In $000s	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Corporate administration	$329	$179	$636	$336
Employee benefits and salary	348	170	676	344
Professional fees	172	60	307	180
	$849	$409	$1,619	$860
Equity settled stock based compensation (a non-cash expense)	451	492	929	1,020
Total administration expenses	$1,300	$901	$2,548	$1,880

11. Supplemental Cash Flow Information

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
In $000s	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Change in non-cash working capital
• Trade and other receivables	$87	$(1,672)	$67	$(1,633)
• Inventory	93	42	(227)	—
• Prepaid expenses	(95)	(24)	(88)	(14)
• Trade and other payables	234	(18)	(193)	(490)
Net increase (decrease) in cash	$319	$(1,672)	$(441)	$(2,137)

12. Contractual Obligations

GOLD STREAMS

In connection with its Gold Streams, the Company has committed to purchase the following:

		Per ounce cash payment:
		lesser of amount below and the	Inflationary adjustment to per
Gold Stream	% of life of mine gold	then prevailing market price of gold	ounce cash payment
Aurizona	17%	$400	1% annual inflationary adjustment beginning on February 9, 2014
Bachelor Lake	20%	$500	None
Black Fox	12%	$500	An inflationary adjustment beginning in 2013, not to exceed 2% per annum
Bracemac-McLeod	17.5%	$350	None
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$ nil	N/A
Santa Elena	20%	$350	1% annual inflationary adjustment beginning July 13, 2014
Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter	$400	1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production

In connection with the Mt. Hamilton royalty, the Company has committed an upfront payment of $4.0 million on January 15, 2013.

13. Segmented Information

The Company’s reportable segments are summarized in the tables below:

For the three months ended June 30, 2012

		Cost of sales		Net income	Cash from (used in)
In $000s	Sales	(excluding depletion)	Depletion	(loss)	operations
Aurizona	$3,530	$886	$326	$2,318	$2,644
Bachelor Lake	122	38	39	45	52
Black Fox	3,238	1,001	1,397	840	2,131
Bracemac-McLeod	—	—	—	—	—
Coringa and Cuiú Cuiú	—	—	—		—
Ming	4,139	—	1,555	2,584	4,139
Mt. Hamilton	—	—	—	—	—
Santa Elena	3,925	837	991	2,097	3,317
Summit	—	—	—	—	—
Corporate	—	—	—	(2,601)	(1,025)
Consolidated	$14,954	$2,762	$4,308	$5,283	$11,258

For the three months ended June 30, 2011

				Income from
				deferral of
		Cost of sales		production	Net income	Cash from
In $000s	Sales	(excluding depletion)	Depletion	guarantee	(loss)	operations
Aurizona	$1,466	$393	$145	$—	$928	$928
Bachelor Lake	—	—	—	—	—	—
Black Fox	2,555	845	725	—	985	612
Bracemac-McLeod	—	—	—	—	—	—
Ming	—	—	—	—	—	—
Santa Elena	1,299	301	263	—	735	219
Summit	262	68	38	774	930	225
Corporate	—	—	—	—	(1,317)	661
Consolidated	$5,582	$1,607	$1,171	$774	$2,261	$2,645

For the six months ended June 30, 2012

		Cost of sales		Net income	Cash from (used in)
In $000s	Sales	(excluding depletion)	Depletion	(loss)	operations
Aurizona	$7,855	$1,918	$705	$5,232	$5,677
Bachelor Lake	122	38	39	45	52
Black Fox	6,292	1,905	2,659	1,728	4,192
Bracemac-McLeod	—	—	—	—	—
Coringa and Cuiú Cuiú	—	—	—	—	—
Ming	7,537	—	2,766	4,771	7,536
Mt. Hamilton	—	—	—	—	—
Santa Elena	6,205	1,292	1,530	3,383	4,913
Summit	407	102	286	19	306
Corporate	—	—	—	(5,479)	(2,154)
Consolidated	$28,418	$5,255	$7,985	$9,699	$20,522

For the six months ended June 30, 2011

				Income from
				deferral of
		Cost of sales		production	Net income	Cash from
In $000s	Sales	(excluding depletion)	Depletion	guarantee	(loss)	operations
Aurizona	$3,441	$962	$354	$—	$2,125	$2,125
Bachelor Lake	—	—	—	—	—	—
Black Fox	3,487	1,180	1,011	—	1,296	922
Bracemac-McLeod	—	—	—	—	—	—
Ming	—	—	—	—	—	—
Santa Elena	1,949	464	366	—	1,119	605
Summit	373	100	54	774	993	286
Corporate	—	—	—	—	(2,314)	322
Consolidated	$9,250	$2,706	$1,785	$774	$3,219	$4,260

Total assets as of:

In $000s	June 30, 2012	December 31, 2011
Aurizona	$17,944	$18,649
Bachelor Lake	20,772	20,844
Black Fox	50,979	53,911
Bracemac-McLeod	5,032	32
Coringa and Cuiú Cuiú	7,838	—
Ming	17,302	20,068
Mt. Hamilton	10,044	—
Santa Elena	10,340	11,869
Summit	3,323	3,609
Corporate	34,472	23,810
Consolidated	$178,046	$152,792